Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

412-288-1900 Phone
FederatedInvestors.com
Via EDGAR

January 18, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Hayes,

The purpose of this letter is to respond to your letter dated December 28, 2012, regarding the staff's review of Federated's Form 10-K for the fiscal year ended December 31, 2011, 2012 Information Statement and Form 10-Q for the quarter ended September 30, 2012. Our responses below are keyed to the comments outlined in your letter. Where we have provided sample expanded disclosure in response to your comment, new disclosure and revisions to disclosure previously made are marked in bold type.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1. Business, page 3
Historically Low Short-Term Interest Rates, page 5

1.
Comment: In future filings, please explain the basis of your ability to share the impact of fee waivers with third-party intermediaries and to clarify that the distribution expense and noncontrolling interest line items presented in the table represent offsets against the waivers. Please also provide more specific disclosure in this section regarding the changes in the mix of money market assets and how these changes impact fee waivers.

Response: In future filings beginning with the Company's Form 10-K for the year ended December 31, 2012, we will expand our disclosures regarding waivers. Sample expanded disclosure is set forth below.

"(b) Historically Low Short-Term Interest Rates
Throughout 2011, the Federal Reserve left the near-zero federal funds rate unchanged and short-term interest rates continued at all-time low levels. As a result, for the third consecutive year, Federated voluntarily waived fees in certain money market funds in 2011 in order for certain funds to maintain positive or zero net yields. These fee waivers were partially offset by related reductions in distribution expense and net income attributable to noncontrolling interests as a result of Federated's mutual understanding and agreement with third-party intermediaries to share the impact of the waivers.

These voluntary fee waivers are calculated as a percent of assets under management in certain money market funds and thus will vary dependent upon the asset levels in such funds. In addition, the level of waivers are dependent on several other factors including, but not limited to, available yields on instruments held by the money market funds, changes in expenses of the money market funds and changes in the mix of money market assets. In any given period, a combination of these factors drives the amount of fee waivers necessary in order for certain funds to maintain positive or zero net yields. As an isolated variable, an

Ms. Suzanne Hayes
January 18, 2013

increase in yields on instruments held by the money market funds will cause fee waivers to decrease. Conversely, as an isolated variable, an increase in expenses of the money market fund would cause fee waivers to increase.

With regard to asset mix, changes in the relative amount of money market fund assets in prime and government money market funds as well as the distribution among certain share classes that vary in pricing structure will impact the level of fee waivers. Generally, prime money market funds waive less than government money market funds as a result of higher gross yields on the underlying investments. As such, as an isolated variable, an increase in the relative proportion of average managed assets invested in prime money market funds as compared to total average money market fund assets should typically result in lower waivers to maintain positive or zero net yields. Conversely, the opposite would also be true.

The impact of such fee waivers on various components of Federated's Consolidated Statements of Income was as follows for the years ended December 31:

in millions	2011	2010	2011 vs. 2010
Investment advisory fees	$(201.6)	$(134.3)	50%
Other service fees	(119.1)	(107.3)	11%
Total Revenue	(320.7)	(241.6)	33%
Less: Reduction in Distribution expense	232.3	186.6	24%
Operating income	(88.4)	(55.0)	61%
Less: Reduction in Noncontrolling interest	6.5	1.0	550%
Pre-tax impact	$(81.9)	$(54.0)	52%

During 2011, further declines in interest rates for certain money market investments drove an increase in these fee waivers. (See Note (22) to the Consolidated Financial Statements for information regarding the quarterly pre-tax impact of the fee waivers.) Based on recent Federal Reserve Bank commentary on their outlook for interest rates…"

Regulatory Matters, page 8

2.
Comment: Please disclose in future filings the impact of recent material regulatory changes, such as the “extensive amendments to Rule 2A-7 of the Investment Company Act,” on your business or operations.

Response: In future filings, we will expand our disclosure as requested. Sample expanded disclosure is set forth below.

"In January 2010, the SEC adopted extensive amendments to Rule 2a-7 of the Investment Company Act aimed at enhancing the resiliency of money market funds. These amendments included a series of enhancements including rules that required all money market funds to meet specific portfolio liquidity standards and rules that significantly enhanced the public disclosure and regulatory reporting obligations of these funds. In 2010 and 2011, Federated dedicated internal resources to comply with these amendments including efforts to enhance our information systems and improve related reporting capabilities. These efforts were internally sourced and not material to Federated's financial position, results of operations or cash flows for those years. In Federated's view, the amendments..."

Ms. Suzanne Hayes
January 18, 2013

Exhibit 13.01 - Selected Portions of 2011 Annual Report to Shareholders
Management's Discussion and Analysis…., page 9
Asset Highlights, page 14

3.
Comment: Please expand your disclosure to further explain the reasons for material changes in your managed assets. For example, please describe any significant drivers of increases in net sales, significant acquisitions resulting in asset growth, or primary drivers of market appreciation or depreciation.

Response: In future filings, we will expand our disclosure to include a discussion regarding the significant drivers impacting changes in managed assets. Sample expanded disclosure is set forth below.

“In 2011, the financial markets continued to experience extreme volatility, driven by the effects of the global financial crisis and uncertainty surrounding U.S. federal policies regarding deficit reduction and raising the federal debt ceiling. Historically low interest rates persisted in 2011. In this environment, investors favored income-seeking strategies. As a result, Federated experienced net sales in both equity and fixed-income asset classes in 2011. Average equity assets increased 5% for 2011 compared to 2010, while period-end equity assets remained flat. Strong net sales in certain equity portfolios investing in domestic and international dividend-paying companies were largely offset by market depreciation and net redemptions in other equity products. Period-end fixed-income assets increased 10% and average fixed-income assets increased 13% for 2011 as compared to 2010. Net sales in the multi-sector and high-yield bond strategies and market appreciation drove the increase.”

Results of Operations, page 17

4.
Comment: We note that “Compensation and related” is your largest operating expense. As such, please revise your future filings to separately quantify each significant component of this line item and provide investors with a more comprehensive explanation for each of the components comprising it. Discuss the related changes in these items and the impact on your results. In this regard, please ensure you quantify and discuss the impact of variable, discretionary and non-recurring compensation expenses. For example, provide a more comprehensive explanation for what is driving how much share-based compensation is granted each year. For discretionary bonuses, provide investors with an understanding of the drivers behind the decision to award these bonuses for each period presented. Refer to Item 303(A)(3)(i) of the Regulation S-K for guidance.

Response: Our internal analysis of compensation and related expense for disclosure purposes considers overall fluctuations in the line item as well as fluctuations in the various significant components of compensation including base salary and wages, incentive compensation and other employee expenses such as payroll taxes and benefits. We disclose significant fluctuations in these components in the MD&A as appropriate. For the periods covered by the Annual Report on Form 10-K, there were no significant fluctuations in compensation year over year. As such, no discussion was included so as not to detract from the discussion of the significant fluctuations that did exist.

Notwithstanding our prior approach to this disclosure, we understand your comment and, in light of the overall significance of the expense line item, in future filings we will:

•	Quantify changes in each of these significant components of compensation and related expense (base salary and wages, incentive compensation and other employee expenses); and

•	Provide an explanation for significant fluctuations in these components.

Sample disclosure regarding results of operations for the year ended December 31, 2011 as compared to 2010 is set forth below.

Ms. Suzanne Hayes
January 18, 2013

“Compensation and related increased by $2.6 million for the year ended December 31, 2011 as compared to the same period in 2010, reflecting a $3.1 million increase in base salaries and wages due to planned merit increases, and a $1.2 million increase in other compensation, including payroll taxes and benefits. These increases were partially offset by a $1.7 million decrease in incentive compensation.”

We will also expand our disclosure regarding compensation and related expense included on page 9 within the section entitled General (5th paragraph) as set forth below.

“Federated's most significant operating expense, aside from distribution expense previously described, is compensation and related expense. Compensation and related costs include base salary and wages, incentive compensation and other employee expenses including payroll taxes and benefits. Incentive compensation, which includes stock-based compensation, can vary dependent on various factors including, but not limited to, overall results of operations for Federated, investment management performance and sales performance.”

Risk Factors, page 25

5.
Comment: Please include a separate risk factor related to your status as a “controlled company” under Section 303A of the New York Stock Exchange Listed Company Manual, the voting power of your Class A Common Stock, and the Voting Shares Irrevocable Trust.

Response: In future filings, we will include the following risk factor relating to Federated's status as a “controlled company” under Section 303A of the New York Stock Exchange Listed Company Manual:

"Federated has two classes of common stock: Class A Common Stock, which has voting power, and Class B Common Stock, which is non-voting except in certain limited circumstances. All of the outstanding shares of Federated's Class A Common Stock are held by the Voting Shares Irrevocable Trust, the three trustees of which are Mr. John F. Donahue, his wife, and his son, Mr. J. Christopher Donahue, for the benefit of the members of the family of John F. Donahue. Accordingly, Federated qualifies as a “controlled company” under Section 303A of the New York Stock Exchange (NYSE) Listed Company Manual. As a controlled company, Federated qualifies for and relies upon exemptions from several NYSE corporate governance requirements, including requirements that: (1) a majority of the Board of Directors consists of independent directors; and (2) the entity maintains a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. As a result, Federated's board does not have a majority of independent directors nor does it maintain a nominating/corporate governance committee."

6.
Comment: We note the general nature of your risk factor disclosure. Please expand to provide more specific disclosure so that investors may better understand how the risks presented in this section could adversely impact your business and operations.

Response: In future filings, we will enhance future disclosures to give effect to the Staff's comments. Please find below our responses to each one of the Staff's bulleted examples.

•	Explain the reason for changes in your revenue mix, such as the decrease in the percentage of your revenue attributable to money market assets from 2009 to 2011 (first risk factor on page 25).

Response: We will disclose the reason for changes in our revenue mix to provide context for the changes in the percentage of our revenue attributable to money market assets for the periods presented as appropriate. Sample expanded disclosure is set forth below.

Ms. Suzanne Hayes
January 18, 2013

“For 2011, approximately 46% of Federated's total revenue was attributable to money market assets as compared to 50% and 65% for 2010 and 2009, respectively. The decline in the relative proportion of Federated's revenue attributable to money market assets during this period was primarily the result of increases in fee waivers for certain money market funds to maintain positive or zero net yields.”

•	Quantify the fees waived in order for certain funds to maintain positive or zero net yields, instead of cross-referencing to disclosure elsewhere in your filing (second risk factor on page 25).

Response: We will repeat the quantification of fees waived in order for certain funds to maintain positive or zero net yields disclosed elsewhere in this report, instead of cross-referencing to it.

•
Clarify the extent to which deterioration in sovereign or currency market conditions has affected your products or clarify the extent of your exposure to such deterioration (last risk factor on page 25).

Response: We will disclose the extent of our exposure to a potential deterioration in sovereign or currency market conditions. Sample expanded disclosure is set forth below.

"...In addition, Federated's products may be adversely affected by potential deterioration in international sovereign or currency market conditions. At December 31, 2011, Federated's liquid assets of $343.8 million included investments in certain Federated-sponsored money market and fluctuating-value funds that may have direct and/or indirect exposures to international sovereign debt and currency risks. Federated actively monitors its money market, fixed-income and equity portfolios to manage sovereign debt and currency risks with respect to recent events in certain euro-zone countries. Federated's experienced portfolio managers and analysts work to evaluate credit risk through quantitative and fundamental analysis. Further, for cash invested in certain money market funds (approximately $118 million), only indirect short-term exposures exist primarily to high-quality international bank names that are subject to Federated's credit analysis process and meet the requirements of Rule 2a-7. Although investments held by our money market and fluctuating-value funds are subject to Federated's proprietary investment research process, there can be no assurance that potential losses that may be realized as a result of these exposures will not have a material adverse effect on Federated's business, financial condition or results of operations."

•	Clarify the extent of your exposure to the service providers or vendors mentioned in the last paragraph on page 25

Response: We will expand our disclosure as set forth below.

"Custody and portfolio accounting services for all of Federated's mutual fund products are outsourced to one of three third-party financial institutions that are leading providers of such mutual fund services. Accounting records for Federated's mutual funds are maintained by these service providers. These service providers, or other vendors of Federated, could be adversely affected by the adverse market conditions described above. It is not possible to predict with certainty the extent to which the services or products Federated receives from such service providers or vendors would be interrupted or affected by such situations. Accordingly, there can be no assurance that potential service interruption or Federated's ability to find a suitable replacement would not have a material adverse effect on Federated's reputation, financial position, results of operations or liquidity."

•
Quantify the increases in the cost of distribution as a percentage of total revenues “over the years” and explain why asset growth contributes to the increase in this expense as a percentage of total revenue

Ms. Suzanne Hayes
January 18, 2013

(first risk factor on page 28). We note in this regard that distribution expenses appear to have increased significantly since 2009 as compared to assets under management during the same period.

Response: We will expand our disclosure as set forth below.

“…In addition, exclusive of the impacts of minimum yield waivers and related reductions in distribution expense to maintain positive or zero net yields, Federated has experienced increases in the cost of distribution as a percentage of total revenue from 31% in 2007 to over 38% in 2011. Federated expects such costs to continue to increase in total due to asset growth and per dollar of revenue due to the competitive pressures of the mutual fund business. Higher distribution costs reduce Federated's operating and net income.”

•
Quantify the increase in expenses related to risk management as well as the significance of these expenses (e.g. as a percentage of revenue) and describe the types of insurance coverage that may not be available or may be available only at prohibitive costs and the related “significant risks” (third risk factor on page 29).

Response: Despite the fact that Federated's risk management expenses have more than doubled over the course of the past ten years, upon further review including consideration of their significance as a percentage of revenue or operating expense as well as management's expectation for increases in these expenses in the future, we have concluded that our disclosure regarding the significance of these expenses is no longer necessary. In addition, with regard to our disclosure of insurance-related risk, our objective was to describe the general risks that result from the fact that the insurance industry is dynamic and thus, changes in our coverage and related insurance costs are expected over the years. Upon further consideration of Item 503(c) of the Regulation S-K, the insurance-related risks we have disclosed would apply to any issuer. Accordingly, in future filings, the risk disclosure regarding "Adverse Effects of Rising Costs of Risk Management" will be removed. Notwithstanding our decision to remove this particular risk disclosure, please see the proposed expanded disclosure describing Federated's risk management responsibilities as a response to staff comment #9.

Quantitative and Qualitative Disclosures About Market Risk, page 31

7.
Comment: We note your disclosure as it relates to market risk in the second paragraph on page 32 that declines in market values of managed assets as a result of changes in the market or other conditions will negatively impact revenue and net income. Please expand your disclosure to include a sensitivity analysis that demonstrates the impact that changes in the fair value of your managed assets could have on your results of operations (e.g. revenues and net income, etc.).

Response: In future filings beginning with the Company's Form 10-K for the year ended December 31, 2012, we will expand our disclosure to include a sensitivity analysis that demonstrates the impact that changes in the fair value of our managed assets could have on our revenue. Sample edits to the disclosure included in the Form 10-K for the year ended December 31, 2011 are set forth below.

“In addition to market risks attributable to Federated's investments, substantially all of Federated's revenue is calculated based on assets under management. Accordingly, changes in the market value of managed assets have a direct impact on Federated's revenue. Declines in the market values of these assets as a result of changes in the market or other conditions will negatively impact revenue and net income. Assuming the ratio of revenue from managed assets to average AUM for 2011 remains unchanged, a 20% decline in the average AUM for 2011 would result in a corresponding 20% decline in revenue. Certain expenses including distribution and compensation and related expenses may not vary in proportion with changes in the market value of managed assets. As such, the impact on net income of a decline in the market values of managed assets may be greater

Ms. Suzanne Hayes
January 18, 2013

or less than the percentage decline in the market value of managed assets. For further discussion of managed assets and factors that impact Federated's revenue, see the sections entitled…”

Definitive Information Statement on Schedule 14C
Compensation Committee, page 7

8.
Comment: Please revise future filings to clarify the employees that are subject to Section 16 of the Exchange Act or the employees for which the Compensation Committee has not delegated its full powers to the Chief Executive Officer.

Response: In the section of the Information Statement entitled Compensation Committee, Federated will revise future filings to identify those employees that are subject to Section 16 of the Exchange Act. These employees currently are Brian P. Bouda, Gordon J. Ceresino, John F. Donahue, J. Christopher Donahue, Thomas R. Donahue, John B. Fisher, Eugene F. Maloney, Denis McAuley III, John W. McGonigle, and Thomas E. Territ.

Risk Oversight, page 8

9.
Comment: Please provide expanded disclosure describing the risk management responsibilities of your Compliance Committee and Audit Committee. For example, describe the material risks for which each of these committees is responsible. Please also explain how the various groups responsible for risk management communicate with each other regarding material risks, including under what circumstances risks are communicated to the Board of Directors.

Response: In future filings, we will expand our risk oversight disclosure to discuss the risk management responsibilities of our Compliance and Audit Committee, as well as explain how the various groups for risk management communicate with each other and the Board. Sample disclosure is set forth below based on Federated's current practices:

"The Board has oversight responsibility for risk management, focusing on significant risks facing Federated, including operational, financial, legal, compliance and macro-economic risks. The Board and its Committees work closely with management to monitor risk and it is management's responsibility to manage risk and bring to the Board's attention material risks to the Company. The Board has delegated responsibility to certain Board Committees for the oversight of specific risks as follows:

•
The Compliance Committee is responsible for monitoring and reviewing significant legal, compliance and regulatory matters involving Federated. It accomplishes this by receiving regular reports from Federated's Chief Risk Officer (CRO) and Chief Compliance Officer (CCO), and meeting in executive session with these individuals.

•
The Audit Committee is responsible for monitoring and reviewing Federated's policies and procedures relating to the financial reporting process, including the internal control process. It also monitors the Company's internal audit function, the work performed by the independent registered public accounting firm and the Company's compliance with related applicable legal and regulatory requirements. It accomplishes these tasks by receiving regular reports from Federated's Chief Audit Executive (CAE), as well as from Federated's external independent auditors. It also meets in regular executive sessions with the CAE and the external independent auditors.

In addition, the Board as a whole receives regular reports on significant legal and regulatory matters from Federated's General Counsel.

Ms. Suzanne Hayes
January 18, 2013

Federated maintains several departments which focus on risk assessment and mitigation. It maintains an Enterprise Wide Risk Management department (Risk Management) headed by the CRO. Risk Management implements the processes established to report and monitor for material risks to the Company. The CRO reports directly to the Compliance Committee of the Board on a quarterly basis and the full Board as appropriate. He reports to the Compliance Committee on significant enterprise risks such as regulatory, compliance and business risks as well as top investment-related risks that could impact the investment products under management by Federated. He also provides the Compliance Committee with regular updates on enterprise risk initiatives being conducted by Risk Management.

Federated also maintains a Compliance Department headed by the CCO. The function of the Compliance Department and the role of the CCO are intended to operate in a manner consistent with Rule 38a-1 under the Investment Company Act of 1940 and 204 (4)-7 of the Investment Advisers Act of 1940, respectively. The Compliance Department's primary responsibility is to set compliance and ethical standards at Federated by establishing policies and procedures reasonably designed to prevent violation of federal securities laws and regulations. The CCO, like the CRO, reports directly to the Compliance Committee on a quarterly basis and the full Board as appropriate. He reports to the Compliance Committee on significant compliance issues and initiatives.

Federated also maintains an Internal Audit Department headed by the CAE. The function of the Internal Audit Department is to provide an internal assessment of business processes, including assessments of Federated's internal controls over the financial reporting process. It also provides consulting services to Federated business units to better allow such units to assess and monitor risk relating to their business processes. The CAE reports directly to the Audit Committee on a quarterly basis. He reports to the Audit Committee on significant internal audit-related issues, as well as on the progress of management's review of the internal controls over financial reporting.

Each of the CCO, CAE, CRO and General Counsel have the authority to contact the Board directly at any time to discuss risk-related matters if they deem it necessary. In addition, Federated fosters effective communications among its various departments by maintaining an internal compliance committee that meets at least quarterly and consists of the CCO, CAE, CRO and General Counsel. This committee presents a formal mechanism for these department heads to discuss compliance- and risk-related matters at Federated.

Federated believes that the division of risk management responsibilities described above is an effective approach for addressing the risks facing Federated and that the Board leadership structure, described above, supports this approach."

Compensation of Directors, page 9

10.	Comment: Please tell us why you have not included compensation disclosure for the Chairman of your Board of Directors, John F. Donahue.

Response: Mr. John F. Donahue is an executive officer of the company and does not receive compensation for his services as a director.

In future filings in which Mr. John F. Donahue is not listed in the Summary Compensation Table, consistent with SEC Questions and Answers of General Applicability Question 227.02 issued with respect to Item 402 of Regulation S-K on August 8, 2007, we will include a footnote to the Director Compensation Table indicating that he does not receive compensation as a director and will include any compensation he receives as an employee under Transactions With Related Persons.

Ms. Suzanne Hayes
January 18, 2013

Bonuses, page 11
Equity Compensation, page 11

11.
Comment: Please provide proposed disclosure to be included in future filings describing how your Compensation Committee considered the factors described in the second paragraphs under “Bonuses” and “Equity Compensation” when determining the level of the bonus awards and periodic restricted stock awards for your named executive officers. If the Compensation Committee considers these factors on a purely subjective basis, please revise your disclosure to so state. Additionally, please disclose how each named executive officer's individual performance for the year contributed to the cash bonus and equity amounts awarded by the Compensation Committee. See Regulation S-K Item 402(b)(2)(vii).

Response: The Compensation Committee reviews the factors described in the second paragraphs under Bonuses and Equity Compensation on a subjective basis, and we will state that in future filings. In addition, we will describe the individual performance factors the committee considered in making its determinations. As these factors are considered on a subjective basis, no particular weighting can be given to any factor. Sample disclosure representative of the types of factors considered by the Compensation Committee in 2012 in determining the 2011 bonus awards is set forth below:

"Individual factors the Compensation Committee considered when determining J. Christopher Donahue's 2011 bonus award included executive leadership with respect to overall management of the Company, and executive leadership in responding to current and new regulatory issues.

Individual factors the Compensation Committee considered when determining Thomas R. Donahue's 2011 bonus award included executive leadership with respect to financial reporting, acquisitions and breadth of operational responsibility beyond traditional Chief Financial Officer duties.

Individual factors the Compensation Committee considered when determining Thomas E. Territ's 2011 bonus award included executive leadership with respect to product sales, sales results and communications and relationships with fund shareholders.

Individual factors the Compensation Committee considered when determining John W. McGonigle's 2011 bonus award included executive leadership with respect to legal and regulatory affairs, expertise in responding to current and new regulatory issues and relationships with industry trade groups.

Individual factors the Compensation Committee considered when determining John B. Fisher's 2011 bonus award included executive leadership with respect to investment management, product performance and depth and breadth of fund knowledge."

Summary Compensation Table, page 13

12.
Comment: Please revise footnote (2) to the summary compensation table to reconcile for investors the dollar value of annual incentive plan bonuses awarded in bonus restricted stock with your disclosure in the Grants of Plan-Based Awards Table on page 15 (i.e. by disclosing on page 13 that you award Bonus Restricted Stock at eighty-five percent of fair market value).

Response: In future filings we will add language to footnote (2) of the Summary Compensation Table that states that Bonus Restricted Stock is awarded at eighty-five percent of fair market value on the date of grant.

Ms. Suzanne Hayes
January 18, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2012
Part I, Item 2. Management's Discussion and Analysis, page 23

13.
Comment: Please tell us why you do not discuss your acquisition of money market assets from Fifth Third Bancorp or the Massachusetts cash mandate, as highlighted in your third-quarter earnings call, in this section.

Response: On our earnings calls, we often discuss customer activities. We choose to do so as a way of demonstrating our general business activity.

With regard to our Form 10-Q for the period ended September 30, 2012, we did not include a discussion of the acquisition of certain money market management assets from Fifth Third Bancorp or the new Massachusetts Municipal Depository Trust mandate based on materiality. Neither event materially impacted the results of operations of Federated Investors, Inc. for the third quarter ended September 30, 2012 nor is either event expected to materially impact the results of operations for any future period (e.g. revenue and net income). In addition, the acquisition is not deemed to be a material business combination for purposes of complying with the disclosure requirements of ASC 805, Business Combinations or the requirements of Form 8-K to disclose the acquisition of a significant amount of assets. The mandate represents a newly acquired customer occurring in the normal course of business.

* * * * *

We acknowledge that the adequacy and accuracy of disclosures in Federated's corporate filings is the responsibility of Federated Investors, Inc. We also acknowledge that staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We thank you for your attention to this response letter. Please direct additional questions or requests for information as follows:
Thomas R. Donahue
Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
Telephone: 412-288-1222

Sincerely,

/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer

cc:        Mr. Hugh West
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549